Exhibit 99.2

Kornit Digital. All Rights Reserved. Kornit Digital. All Rights Reserved. Kornit Digital (NASDAQ: KRNT) First Quarter 2025 Earnings Conference Call Supporting Slides May 14, 2025 Kornit Digital. All Rights Reserved.

Kornit Digital. All Rights Reserved. On Today’s Call Ronen Samuel CEO Lauri Hanover CFO Jared Maymon Investor Relations

Kornit Digital. All Rights Reserved. Safe Harbor This presentation contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U . S . securities laws . Forward - looking statements are characterized by the use of forward - looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words . These forward - looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future . Forward - looking statements are not guarantees of future performance and are subject to risks and uncertainties . The Company has based these forward - looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate . Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward - looking statements include, among other things : the duration and severity of adverse macro - economic headwinds that were caused by inflationary pressures and higher interest rates, which have impacted, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers ; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct - to - garment platform ; the extent of the Company’s ability to consummate sales to large accounts with multi - system delivery plans ; the degree of the Company’s ability to fill orders for its systems and consumables ; the extent of the Company’s ability to increase sales of its systems, ink and consumables ; the extent of the Company’s ability to leverage its global infrastructure build - out ; the development of the market for digital textile printing ; the availability of alternative ink ; competition ; sales concentration ; changes to the Company’s relationships with suppliers ; the extent of the Company’s success in marketing ; and those additional factors referred to under “Risk Factors” in Item 3 . D of the Company’s Annual Report on Form 20 - F for the year ended December 31 , 2024 , filed with the SEC on March 28 , 2025 . Any forward - looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer on Form 6 - K being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit , Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

Kornit Digital. All Rights Reserved. Business Highlights

Kornit Digital. All Rights Reserved. ― Revenues of $46.5 million and adjusted EBITDA margin of – 8.4% ― Within the guidance range provided in February, even as we operated in an uncertain environment ― Generated positive cash from operations during the quarter, demonstrating continued discipline First Quarter 2025 Recap

Kornit Digital. All Rights Reserved. ― Global supply chains no longer meets the demands of today's consumer ― The apparel supply chain realizes it must produce only what sells, closer to the consumer, and in small runs ― Kornit's digital platform delivers the agility that the market needs to win ― Recent trade policy developments are re - emphasizing the need for change Market update Sources: Global Data, Deloitte, BCG Consulting – The Advanced Analytics Behind Fashion Company Markdowns

Kornit Digital. All Rights Reserved. ― Kornit produces its products primarily in Israel ― Taking proactive measures to mitigate impacts, and now anticipating only a modest cost effect if new tariffs are enacted ― Tariffs reinforce positioning in the market as a top supplier of digital, on - demand production solutions ― Closure of the de minimis loophole in May is already disrupting the flow of low - cost garments from China, leading to new orders for Kornit's customers ― The shift to on - demand is now urgent as companies will face pressure to build strong contingencies and resilience Tariff Impacts

Kornit Digital. All Rights Reserved. ― Delivering robust impressions growth, especially for longer production runs ― Unlocking a high - volume segment and increasingly seeing runs of 1,000+ units ― Engaging with screen printers that previously did not seriously consider the transition to digital ― Customer feedback shows that the Apollo can replace at least three carousel screen presses and reduce headcount by 15 - 20 employees ― Adding new accounts to our pipeline and seeing particularly strong interest from net - new customers from screen printing Apollo Adoption

# All-Inclusive Click (AIC)

## Leading to greater adoption

- Proving to be a disruptive "print-as-a-service" approach in a hardware-centric industry
- Designed to lower the barrier to entry and align our success with customer success
- Reached a significant milestone at the end of Q1 as annual recurring revenue (ARR) from AIC contracts reached $14.5 million
- New milestone validates our strategy of emphasizing recurring revenue
- Combined with re-occurring consumables and service revenue, ~80% of Kornit's revenue is now recurring or highly predictable

Kornit Digital. All Rights Reserved.

Kornit Digital

# Impressions growth

## Strengthening utilization and adoption

- First time disclosing impressions, which is calculated on a trailing twelve-months basis
- Reached a record 222 million impressions in the twelve-months ended March 31, 2025
- Growth of 10% versus prior twelve-month period was driven by strong system utilization and continued adoption of digital
- Each impression translates into recurring or re-occurring revenue, and Kornit is taking an active role in connecting demand with available capacity to drive impressions

| Q1 2024<br>TTM ended March 31, 2024 | Q1 2025<br>TTM ended March 31, 2025 | YoY Growth |
|---|---|---|
| 201m impressions | 222m impressions | 10% |

Kornit Digital. All Rights Reserved.

Kornit Digital

Kornit Digital. All Rights Reserved. ― Flagship Konnections event hosted in May brought together hundreds of fulfillers, brands, retailers, and other demand generators with Kornit at the center ― Announced a new strategic partnership with MAS ACME, one of the world's leading supply chain partners to top global fashion and retail brands ― Also announced partnership with Gooten , a leading print - on - demand platform now connected to our fulfillment network via KornitX ― In parallel, adoption is growing across digital - native platforms like Custom Ink, Redbubble, TeePublic , Zumiez, Blue Tomato, Life Is Good, and Zazzle Konnections

Kornit Digital. All Rights Reserved. ― While macro uncertainty remains, speed, agility, and relevance is the new standard in apparel ― Kornit is leading the change with the right technology, a proven business model, and the operational scale to support the evolving needs of our customers ― Based on what we see today, we continue to expect a full - year of revenue growth, adjusted EBITDA profitability, and positive operating cash flow ― Historically we have primarily served the Customized Design segment of the apparel industry, but recent developments and our newest innovations are opening the door to the 4.5 billion impression Mass Production market ― The opportunity ahead is enormous, and Kornit is advancing with clarity, conviction, and purpose Looking ahead

Kornit Digital. All Rights Reserved. Financial Highlights

Kornit Digital. All Rights Reserved. ― Q 1 2025 revenues were $ 46.5 million ― Year - over - year product growth, primarily driven by AIC ― Service revenue declined from lower Atlas MAX upgrades, partly offset by upgrades to MAX Plus Revenues $43.8 $46.5 Q1 Revenues ($M) 2024 2025 63% 24% 13% Revenues By Region Americas EMEA Asia Pacific

Kornit Digital. All Rights Reserved. ― Q1 2025 non - GAAP gross margin of 45.3% compared to 37.5% in Q1 2024 ― Improvement was driven by the removal of warrant impact and operating efficiencies ― A one - time materials recovery effort added approximately 2 percentage points to Service margin Gross Margins 37.5% 45.3% Q1 Non - GAAP Gross Margin 2024 2025

Kornit Digital. All Rights Reserved. ― Q1 2025 Non - GAAP Operating Expenses: $27.4 million, up from $27.1 million in Q1 2024 Operating Expenses Non - GAAP Operating Expenses ($ in millions) Q1 2025 Q1 2024 $8.1 $9.8 Research & Development $13.3 $11.9 Sales & Marketing $6.0 $5.3 General & Administrative $27.4 $27.1 Total Operating Expenses (1) (1) Figures may not add due to rounding

Kornit Digital. All Rights Reserved. P&L KPI’s Q1 2025 Q1 2024 ($6.4) ($10.7) Non - GAAP Operating Loss ($3.9) ($7.8) Adjusted EBITDA Loss $0.6 ($5.3) Non - GAAP Net Income (Loss) $0.01 ($0.11) Non - GAAP Diluted income (loss) per share ($5.1) ($13.2) GAAP Net Loss ($0.11) ($0.28) GAAP Diluted loss per share $ in millions, except per share amounts

Kornit Digital. All Rights Reserved. ― At quarter end, cash, including bank deposits and marketable securities, was ~$ 513 million ― Q 1 2025 cash generated from operating activities: ~$ 5.8 million ― Q 1 2025 free cash flow of ~$ ʥ . ʣ million ― Accounts receivable decreased ~$ 4.1 million from Q 4 2024 ― Inventories decreased ~$ 2.7 million from Q 4 2024 ― Trade payables decreased ~$ 3.1 million from Q 4 2024 Balance Sheet & Cash Flow Q1 2025 Q4 2024 Q1 2024 $513.1 $512.0 $551.4 Cash, Deposits & Marketable Securities $61.4 $65.5 $80.7 Accounts r eceivable, net $57.6 $60.3 $67.0 Inventory $5.9 $9.0 $2.9 Trade p ayables $ in millions

# Share Repurchase Program

- Completed $75 million accelerated share repurchase program, from which we repurchased approximately 2.5 million shares
- Repurchased an additional ~330 thousand shares through a traditional open market repurchase during Q1
- Activity during the quarter brings total repurchases since the beginning of 2023 to ~5.9 million shares for a total consideration of ~$148 million, reflecting an average price paid of approximately $24.76

Kornit Digital. All Rights Reserved.

Kornit Digital

Kornit Digital. All Rights Reserved. ― Q1 2025 Revenues: ― Expected to be in the range of $49 million to $55 million ― Q4 2024 Adjusted EBITDA margin: ― Expected to be in the range of - 4% to 4% Second Quarter 2025 Guidance

Kornit Digital. All Rights Reserved.

Kornit Digital. All Rights Reserved. Thank You!